UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 205499	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

OCC File Number 000-35366

Chino Commercial Bancorp
(Exact name of registrant as specified in its charter)

14245 Pipeline Avenue, Chino, CA 91710, (909) 393-8880
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒*
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 540

*The Registrant is a bank holding company and, since December 31, 2012, the class of securities to which this certification applies has been held of record by fewer than 1,200 persons. On January 23, 2013, Registrant filed a Form 15, which will be effective April 23, 2013, pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act). This Form 15 is being filed to suspend the Registrant’s reporting obligations under Section 15(d) of the Exchange Act, pursuant to Section 15(d)(1) of the Exchange Act, as amended by section 601(a)(2) of the Jumpstart Our Business Startups Act (the “JOBS Act”), rather than pursuant to SEC Rule 12h-3(b)(1)(i), which rule has not yet been amended to conform to the provisions of the JOBS Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chino Commercial Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 23, 2013	By:	/s/Dann H. Bowman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.